Filed by Union Bankshares Corporation

pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Access National Corporation

Commission File Number: 000-49929

THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT ANCX - Access National Corporation, Union Bankshares Corporation - M&A Call EVENT DATE/TIME: OCTOBER 05, 2018 / 1:00PM GMT

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Important Additional Information will be Filed with the SEC

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed acquisition by Union Bankshares Corporation (“Union”) of Access National Corporation (“Access”). No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful.

In connection with the proposed acquisition, Union will file with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Union and Access and a prospectus of Union (the “Joint Proxy/Prospectus”), and each of Union and Access may file with the SEC other relevant documents concerning the proposed transaction. A definitive Joint Proxy/Prospectus will be sent to the shareholders of Union and Access. Investors and shareholders of Union and Access are urged to read carefully and in their entirety the Registration Statement and Joint Proxy/Prospectus when they become available and any other relevant documents filed with the SEC by Union and Access, as well as any amendments or supplements to those documents, because they will contain important information about the proposed transaction.

Investors and shareholders may obtain free copies of the Registration Statement and the Joint Proxy/Prospectus (when available) and other documents filed with the SEC by Union and Access through the website maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and the Joint Proxy/Prospectus and other documents filed with the SEC also may be obtained by directing a request by telephone or mail to Union Bankshares Corporation, 1051 East Cary Street, Suite 1200, Richmond, Virginia 23219, Attention: Investor Relations (telephone: (804) 633-5031), or Access National Corporation, 1800 Robert Fulton Drive, Suite 300, Reston, VA 20191. Attention: Sheila Linton (telephone: (703) 871-2100), or by accessing Union’s website at www.bankatunion.com under “Investor Relations” or Access’s website at www.accessnationalbank.com under “Investor Relations.” The information on Union’s and Access’s websites is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

Participants in the Solicitation

Union, Access and their respective directors and certain of their executive officers and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Union or Access in connection with the proposed transaction. Information about the directors and executive officers of Union and their ownership of Union common stock is set forth in the proxy statement for Union’s 2018 annual meeting of shareholders, which was filed with the SEC on March 21, 2018. Information about the directors and executive officers of Access and their ownership of Access common stock is set forth in the proxy statement for Access’s 2018 annual meeting of shareholders, which was filed with the SEC on April 12, 2018. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy/Prospectus and other relevant materials to be filed with the SEC when they become available. Free copies of these documents may be obtained as described above.

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Forward-Looking Statements

Certain statements in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, projections, predictions, expectations, or beliefs about future events or results and are not statements of historical fact. Such statements also include statements as to the anticipated impact of the Union acquisition of Access, including future financial and operating results, ability to successfully integrate the combined businesses, the amount of cost savings, overall operational efficiencies and enhanced revenues as well as other statements regarding the acquisition. Such forward-looking statements are based on various assumptions as of the time they are made, and are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are often accompanied by words that convey projected future events or outcomes such as “expect,” “believe,” “estimate,” “plan,” “project,” “anticipate,” “intend,” “will,” “may,” “view,” “opportunity,” “potential,” or words of similar meaning or other statements concerning opinions or judgment of Union or Access or their management about future events. Although each of Union and Access believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results, performance, or achievements of Union or Access will not differ materially from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Actual future results performance, or achievements may differ materially from historical results or those anticipated depending on a variety of factors, including but not limited to, the businesses of Union and Access may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, expected revenue synergies and cost savings from the proposed acquisition may not be fully realized or realized within the expected time frame, revenues following the proposed acquisition may be lower than expected, customer and employee relationships and business operations may be disrupted by the proposed acquisition, the diversion of management time on acquisition-related issues, changes in Union’s share price before closing, risks relating to the potential dilutive effect of shares of Union common stock to be issued in the proposed transaction, the ability to obtain regulatory, shareholder or other approvals or other conditions to closing on a timely basis or at all, the ability to close the proposed acquisition on the expected timeframe, or at all, and that closing may be more difficult, time-consuming or costly than expected, the reaction to the proposed acquisition of the companies’ customers, employees and counterparties, and other risk factors, many of which are beyond the control of Union and Access. We refer you to the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of Union’s Annual Report on Form 10-K for the year ended December 31, 2017, and Access’s Annual Report on Form 10-K for the year ended December 31, 2017 and comparable “risk factors” sections of Union’s and Access’s Quarterly Reports on Form 10-Q and other filings, which have been filed with the SEC and are available on the SEC’s website at www.sec.gov. All of the forward-looking statements made in this communication are expressly qualified by the cautionary statements contained or referred to herein. The actual results or developments anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on Union, Access or their respective businesses or operations. Readers are cautioned not to rely too heavily on the forward-looking statements contained in this communication. Forward-looking statements speak only as of the date they are made and neither Union nor Access undertakes any obligation to update, revise or clarify these forward-looking statements, whether as a result of new information, future events or otherwise.

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OCTOBER 05, 2018 / 1:00PM, ANCX - Access National Corporation, Union Bankshares Corporation - M&A Call

CORPORATE PARTICIPANTS

John C. Asbury Union Bankshares Corporation - President, CEO & Director

Michael W. Clarke Access National Corporation - President, CEO & Director

Robert Michael Gorman Union Bankshares Corporation - Executive VP & CFO

William P. Cimino Union Bankshares Corporation - VP & Director of IR

CONFERENCE CALL PARTICIPANTS

Austin Lincoln Nicholas Stephens Inc., Research Division - VP and Research Analyst

Blair Craig Brantley Brean Capital, LLC, Research Division - SVP and Senior Equity Research Analyst

Catherine Fitzhugh Summerson Mealor Keefe, Bruyette, & Woods, Inc., Research Division - MD and SVP

Joseph Gladue Merion Capital Group LLC, Research Division - Director of Research

Laurie Katherine Havener Hunsicker Compass Point Research & Trading, LLC, Research Division - MD & Research Analyst

William Jefferson Wallace Raymond James & Associates, Inc., Research Division - Research Analyst

PRESENTATION

Operator

Hello, and welcome to today's webcast. My name is Frederik, and I'll be your event specialist today. (Operator Instructions) Please note that today's webcast is being recorded. (Operator Instructions)

It is now my pleasure to turn today's program over to Bill Cimino, Vice President, Investor Relations. Mr. Cimino, the floor is yours.

William P. Cimino - Union Bankshares Corporation - VP & Director of IR

Thank you, Frederik, and good morning, everyone. I have Union Bankshares' President and CEO, John Asbury; Access National President and CEO, Mike Clarke; and Union Executive Vice President and CFO, Rob Gorman, with me today.

Please note that today's presentation is available to download on our investor website, investors.bankatunion.com. It's under the News & Events' Presentations tab on the website.

Before I turn the call over to John, I would like to remind everyone that on today's presentation, we will make forward-looking statements, which are not statements of historical fact and are subject to risks and uncertainties. There could be no assurance that actual performance will not differ materially from any future results expressed or implied by these forward-looking statements. We undertake no obligation to publicly revise any forward-looking statement.

Please refer to our earnings release and 10-Q for the second quarter of 2018, and our other SEC filings for a further discussion of the company's risk factors and other important information regarding our forward-looking statements, including factors that could cause actual results to differ. All the comments made on today's call are subject to that same safe harbor statement.

At the end of the call, we will take questions from the research analyst community. And with that, I'll turn the call over to John Asbury.

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OCTOBER 05, 2018 / 1:00PM, ANCX - Access National Corporation, Union Bankshares Corporation - M&A Call

John C. Asbury - Union Bankshares Corporation - President, CEO & Director

Thank you, Bill. Good morning, everyone. We appreciate you joining us. This is an exciting day for the teams at Union Bankshares and Access National Corporation. Over the course of my commentary, I'll be referring to the merger investor presentation, which is currently out on our website.

And let me begin by looking at Slide #3 of the presentation, where we speak of the strategic fit. The strategic fit of Access into Union Bankshares should be quite obvious. From our perspective, this is an organization that we know well and respect. It's a leadership team that we know well and respect. And more broadly speaking, it closes a very important gap into the geographic franchise of Union Bankshares. It substantially completes the Virginia franchise from Union by giving us a meaningful presence in the one region of the state where we most needed an expanded presence, Northern Virginia, which is the largest, most populous region in Virginia.

I think that it is very well aligned with the strategic priorities of Union. We have been very disciplined and very clear in communicating our strategic priorities. You see those showing on Slide #3 on the left-hand side.

Our position is this. We are doing exactly what we've said we were going to do. I think anyone who's listened to us in terms of our strategic objectives and our direction should not be surprised by our interest in the combination with Access National Corporation. We've been very clear about that. And I think that if you go back even a year ago and listen to us answer questions whenever asked about the potential for future M&A, we would talk about the first top-of-mind issue for us would be to consolidate Virginia and specifically we look to Northern Virginia as the highest priority expansion market post the Xenith combination. And Access is a perfect fit and, quite candidly, really the only fit for that particular objective.

I'm not going to get into great details as I move down the priorities, but I'll give you a few bullet points in terms of perspective on how it checks it off. So, diversify our loan portfolio and revenue streams. I've been talking about this since my arrival, which interestingly was exactly 2 years ago to this week.

As you well know, Access is principally a commercial and industrial bank. It was founded by Mike Clarke in 1999 as a C&I banking platform, and we'll show you more detail in terms of the pro forma balance sheet as we move along on this conversation, and this will do a very good job of providing powerful commercial-industrial base in the Greater Washington area, coupled with our already very good commercial team, which we inherited as a result of the Xenith acquisition, which operates out of Herndon.

And from a growing revenue stream standpoint, for those who know the Middleburg aspect of the Access National banking franchise, Middleburg Wealth / Middleburg Trust is an extremely well-regarded wealth manager, and the combination of that with Union's Wealth Management group is a tremendous combination. We're very excited about that.

In fact, I think a meaningful demonstration of our respect for the Middleburg Wealth / Middleburg Trust organization is that we have elected to rebrand Union Wealth and Union Trust as Middleburg Wealth / Middleburg Trust. We've been interested in having a separate brand for our wealth group in a way, and what better brand than Middleburg. So the fox lives.

All right. Grow core funding. We love the depository profiles of Access National Bank. Middleburg itself is an extremely well-regarded depository. Union is a very good retail bank, and so we're going to have a lot of opportunities there that we can get into later. And if you look at the portion of transaction accounts at Access, which are currently 55%, that is very attractive from our standpoint.

Moving along, improving efficiency. Clearly, as we come together, we'll get into some of the details. Rob Gorman, Chief Financial Officer, will about the economics of the transaction. Just as we demonstrated at Xenith, we will be able to improve the efficiency of the combined organization as a result of this, and that will meaningfully move our financial targets.

And as to higher levels performance, I think we're already demonstrating at Union post Xenith acquisition, coupled with efficiency improvement activities underway in the legacy Union franchise, we are improving the efficiency of this organization. You can see it in the efficiency ratio. We will reiterate that we continue to expect to be at or below our target at 55% or better efficiency ratio in Q4 on an annualized run-rate basis, and we'll speak to the implications of what the Access combination can do to that later.

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OCTOBER 05, 2018 / 1:00PM, ANCX - Access National Corporation, Union Bankshares Corporation - M&A Call

And then to create a more enduring and distinctive brand, we do think that as we come together, this is truly the only independent, statewide Virginia bank. There has been nothing like this since the days of the Crestar. It's been 20 years since Virginia had an independent statewide regional bank like this, and we will continue to move to differentiate this company as we go forward.

Conclusion, the combination of Access checks all of the boxes. We are doing exactly what we said we were going to do.

Moving along to Slide #4 these are the transaction highlights. Again, I'm not going to read these, but I think the strategic merit is very clear. I've already spoken too many of these points. A perfect fit with everything that we've said for some time that we would like to accomplish.

Building upon our strength. You can see and we'll continue to demonstrate the maturity, which is underway at the commercial industrial banking aspect of Union itself. A combination with Access, again, is a great accelerant in terms of execution of our strategy.

Low risk. We view this as a low-risk combination. This is effectively an end-market competition. This is a market where we operate in today. We just don't have as meaningful a presence as we will have post Access. Again, we know this organization very well. Access is very highly regarded. It has an outstanding, impeccable credit culture, which we respect, and it has a leadership team that we know well and we respect.

Also, it's a financially attractive transaction. We'll get into the details of that later. But Rob Gorman, Chief Financial Officer, and I have been very clear, very vocal for some time about our acquisition parameters. And we have said that we will not violate the parameters that we've established and committed to publicly, and we have not done this. This fits nicely within our acquisition parameters.

Moving on to Slide #5, this is a nice overview of the Access National franchise in the Northern Virginia area, again the largest, most populous area in the state. So this is a beautiful fit. I've said to some internally that in my mind, this was the last piece of the Union jigsaw puzzle within Virginia.

And I'll move on now to Slide #6. Here is a very compelling picture to my earlier point, the only independent statewide Virginia franchise. There's been nothing like this since Crestar of 20 years ago. And we would continue to argue that there is no practical way to replicate this franchise. We would defy anyone to tell us how will you build another Union Bank & Trust across Virginia. So this is a powerful franchise. It has a tremendous amount of brand power. It is a good hand, and we intend to play it, a $16 billion franchise.

Slide #7 again continues to reinforce the depository aspect of the franchise. If you look at the top of the slide, you can see that we remain in our position of #5 in terms of depository market share across the Commonwealth of Virginia. But we certainly are moving up. So now we are $11.5 billion, behind the 4 large regional -- pardon me, the 4 large players: Wells, BB&T, Bank of America and SunTrust.

Now as a quick history lesson, how did Wells Fargo, BB&T, Bank of America and SunTrust get into this position? They acquired at the 6 great Virginia regional banks that once looked a lot like Union, and we believe that we are positioning Union to go head-to-head with these guys, and we believe that we will be able to take market share over time. So this is a tremendous franchise.

Down into Northern Virginia, importantly, you can see that the combination of Access and Union moves us up to the #8 position in terms of depository market share, only United would be ahead of us in terms of what I would call midsized banks, the rest being the large nationals and the regionals. Very attractive, valuable, powerful depository franchise.

Moving on to Slide #8, the demographics of Northern Virginia are fantastic. They're among the best in the country. There are more than 2 million residents there. So if you look at the demographic comparisons that show on the bar charts on the top right, you can see population growth. You can see how Northern Virginia exceeds that of the rest of the Union franchise, and so that averages up on a pro forma basis.

And then if you look at the projected median household income, look at the substantial difference. Nearly twice as high in the Northern Virginia area as the rest of the Virginia markets. This is one of the most affluent areas of the country, and it's a growth market. That is a perfect combination. So this blend, again, averages up the median household income of the post-merger Union franchise.

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OCTOBER 05, 2018 / 1:00PM, ANCX - Access National Corporation, Union Bankshares Corporation - M&A Call

Slide 9 provides more detail on Northern Virginia demographics. And I think this really ought to get everyone's attention. So here we are at the top. These are the top 10 counties in the United States in terms of median household income. 4 of those top 10 in the United States are in the Access franchise area, soon to be the Union franchise area. #1 in the country, Loudoun County, Virginia. Most Internet traffic in the world belongs to Loudoun County, Virginia. Very technology-centric market, very wealthy market. Fairfax, Falls Church, Arlington, very attractive.

Moving to the bottom, this is Virginia itself. If you look at the top 10 counties and cities, Virginia does have independent cities, we are extremely well represented. Again, no surprise, Northern Virginia dominates that. We have 6 of the 10 being reflected in the Union franchise. And I would--pardon me, Access franchise.. And if you look at the center of this chart, Fredericksburg, Virginia. Fredericksburg is really one of the best markets for Union. Union is #1 in depository market share any bank any size in Fredericksburg. So again, a powerful, compelling depository position in Virginia, like nothing else.

Slide #10, this is a good look at the Access loan and deposit portfolio. This is one of the many, many things that we like and has always attracted us about the Access franchise. On the left-hand side, 47% of the loan portfolio are commercial loans, defined as commercial and industrial loans and owner-occupied commercial real estate. That is a tremendous fit for our strategic objectives. On the right-hand side, 56% of the depository portfolio are transaction accounts, which is incredible. Only a few banks in the country that will have a depository franchise that looks like this. Very stable, very -- yes, well, low-cost depository franchise.

Slide 11 shows you the side-by-side comparison of Union itself coupled with Access, and I'm going to jump you over to the right-hand side so you can see on a pro forma basis. Post-combination, Union now moves to 30% commercial loans, again defined as commercial and industrial loans plus owner-occupied real estate. That moves us up from 26%, which is what you see currently on the left-hand side. And then moving on down, transaction accounts for Union on a combined basis are 46%, and that notches us up from 44%.

As a reminder, the Union franchise prior to the Xenith combination is actually 50% transaction accounts. I continue to believe that the crown jewel of the Union franchise is this very thing. It's the core deposit base of Union, made only more attractive now as we layer in Access as we move forward in one of the most demographically, fastest-growing markets in the United States, which is Northern Virginia.

Rob, Slide 12 now, takes us into the transaction structure and key terms of the deal, so let me hand it to you.

Robert Michael Gorman - Union Bankshares Corporation - Executive VP & CFO

Thanks, John, and thanks, everybody, for joining us today for this important announcement. Switching gears from the strategic aspects of the transaction, which as John just noted, were very compelling.

Let me go through what the transaction structure is and some of the key financial terms over the next few pages. As you can see at the top of the page, on a pro forma basis, we'll now be $16 billion in total assets, loans and deposits approaching $12 billion. And importantly, our market cap is going to be over $3 billion going forward on a combined basis.

In terms of the transaction itself, it's 100% stock deal with a fixed exchange ratio of 0.75 shares of Union stock for each share of Access stock. That translates into about $610 million in terms of total consideration based on the close of Union's stock share price last night. That translates into a

$29.19 per share for Access shares. That's an 8.8% premium, less than 10%. These metrics are very compelling, and we think we paid a fair price for an outstanding franchise.

So again, about 8.8% market premium at that level, about 240 on a tangible book value basis, and about 16x forward earnings in 2019. Additionally, the core deposit premium is approximately 18%. So again, we feel like this is a very fair price to pay for an outstanding franchise.

Option treatment, we're going to roll those over into Union options. We will be adding one Board of Director from Access upon the close of the deal. That would be Mike Clarke, who's currently the President and CEO of Access. Of course, we need to get the required approvals from our regulators and our shareholders. And we're expecting that we will be able to close this deal in the first quarter of 2019.

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OCTOBER 05, 2018 / 1:00PM, ANCX - Access National Corporation, Union Bankshares Corporation - M&A Call

In addition, we are targeting the second quarter of 2019 to do our systems conversion. So we should be getting most of our cost savings by the second half of next year.

In terms of the -- turning to Page 13, we went through a very comprehensive due diligence process as we usually do. Union put together a cross-functional due diligence team that reviewed all aspects of Access, its business over a 5-week period. In addition, we engaged third-party expertise in credit, tax and, of course, legal.

In terms of the credit diligence of Access, you can see we were very comprehensive in terms of the review of the portfolio, especially on the commercial loan side. 51% of outstanding balances are over $800 million, plus another couple of hundred million of review of unfunded commitments related to the commercial loan portfolio. Then, obviously, look, almost 100% of special mention or worse and classified loan balances.

In conclusion, the conclusion there was that this is an excellent franchise loan portfolio from a credit quality perspective, as they've illustrated over there since they were founded in 1999. So it's an excellent portfolio from our point of view.

In addition, we -- our management due diligence team met with Access counterparts in the areas you see here and came away with a very strong perspective on the business of Access and how we can integrate that business into the Union franchise on a combined basis.

Turning the page -- let me provide you some flavor of the key modeling assumptions for the deal. As you can see here, the gross credit mark is approximately 1.2%. Again, that came out of our credit review with our third-party review team. So a very strong credit portfolio as we mentioned. Expense saves, we're expecting about 30% of Access noninterest expense base to be saved going forward, about 60% in '19 and 100% thereafter. Again, the 60% is related to a second quarter systems conversion that we've scheduled.

Merger and integration costs, approximately $32 million. Core deposit intangibles, we have an intangible of about 2.5%, $45 million, related to the non-time deposits, and we're amortizing that over sum-of-years' digits over 10 years. There's other minor accounting adjustments from a purchase accounting perspective. The most -- the biggest contributor to that is a write-up of fixed assets of $5 million.

In addition, as you may know, we will be going -- when we close the deal, it will be above the $15 million threshold, which requires us to reclassify our trust-preferred securities from a Tier 1 capital to a Tier 2 capital. So we have modeled that and expect to be well-capitalized on a combined basis post close. So it's not a real issue for us going forward.

If you look at -- if you take all these number together, goodwill is approximately $320 million. Total intangibles being added to the Union franchise would be about $365 million with the CDI intangible there.

Turning the page, as John mentioned, we've been very public about the discipline around mergers and acquisitions in terms of the financial criteria that we need to meet when we do deals. And I have summarized those here. EPS impact, immediate earnings accretion, tangible book value earn-back of less than 3 years and an internal rate of return on the deal of more than 18%.

If you turn the page, you can see that the transaction with Access has checked all of those boxes. On Page 16 to the left, you can see EPS accretion is about 5% once we get the full -- 100% of cost saves which will occur in 2020. The internal rate of return is more than 20%, it's actually 23% in our modeling. Importantly, the initial tangible book value dilution is about 3.6%, but earn-back is less than 3 years as we've mentioned earlier. On a crossover method, it's 2.8 years. And if you look at it on an incremental or EPS accretion method, we -- it'll be inside of 4 years earn-back on that method.

To the right, you can see that pro forma capital ratios at close, we continue to be well-capitalized post-close and no issues there. Also want to point out that from a financial metrics point of view, we believe the transaction with Access will put us at the high end of our stated financial targets ranges.

We have -- if you followed our story, you know our targets are top-tier financial performance, return on assets of 1.3% to 1.5%, return on tangible common equity, 15% to 17% and efficiency ratio of less than 55%. With the deal, we expect that we will be on the high end of those targets. And

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OCTOBER 05, 2018 / 1:00PM, ANCX - Access National Corporation, Union Bankshares Corporation - M&A Call

we expect to be looking -- once we close the deal, we'll take a look and see whether we should be increasing those targets, which we fully expect that we will do in the future.

John -- so that kind of gives you the flavor from a financial perspective. John, I'll turn it back to you to summarize the presentation.

John C. Asbury - Union Bankshares Corporation - President, CEO & Director

Thank you, Rob. This is a unique combination. This is an extraordinary opportunity to create shareholder value and to reinforce the power and the growing power of this brand. So we are very excited about it. We are unquestionably Virginia's preeminent regional bank. We are Virginia's bank. No one else can credibly say that.

As we mentioned before, it certainly completes the picture. It substantially completes the Virginia franchise. It delivers improvements to top-tier financial performance. We'll talk more about this as we go forward. We have an Investor Day coming up, but Bill Cimino can remind us of.

I'd like to underscore something Rob said. We do believe that we will be at the upper end now if this comes together, the stated financial targets. And we do believe that this presents the opportunities to revisit and increase those financial targets, and we'll be back to you soon with what we think that looks like.

I think that, again, this is a financially attractive combination for both parties. We are creating shareholder value. The strategic logic of this combination is irrefutable. The financial logic of this combination is solid, and I think that Union itself has demonstrated that we know how to do a combination. The Xenith combination has gone very well. There are lessons that we learned. We have a playbook, and we will be ready to do it again.

So Bill, I'm going to hand it back to you with that.

William P. Cimino - Union Bankshares Corporation - VP & Director of IR

Thanks, John. And as a reminder -- Frederik, we're ready for our first caller or first question. But in the meantime, while we're getting the questions loaded up, we do have an Investor Day scheduled for November 14 in the afternoon in New York City. So if you would like more information about that, please let me know directly or you can reach out to anyone of our analysts who cover Union Bankshares, and we can assist you through them as well.

John C. Asbury - Union Bankshares Corporation - President, CEO & Director

Well, I want to remind those out there as well listening that Access Chief Executive Officer, Mike Clarke, is on the phone with us and is available to answer questions. Thanks.

William P. Cimino - Union Bankshares Corporation - VP & Director of IR

Frederik?

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) And the first question comes from the line of Mr. Austin Nicholas.

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OCTOBER 05, 2018 / 1:00PM, ANCX - Access National Corporation, Union Bankshares Corporation - M&A Call

Austin Lincoln Nicholas - Stephens Inc., Research Division - VP and Research Analyst

Thanks guys, good morning. Maybe just on the fee income businesses at Access. Clearly, you spoke to the synergies that can be had in the wealth platform. Maybe just looking at the mortgage business, I know that Union just exited that business themselves. As you look at Access' business, it's been pretty good and profitable business historically. Can you maybe speak to what the strategy is there to grow it or maybe how that really fits in with the Union model as it stands today in terms of mortgage?

John C. Asbury - Union Bankshares Corporation - President, CEO & Director

Yes. Thank you, Austin. We have spent a lot of time coming to understand the Access Mortgage division. It is not huge, particularly post-merger as we come together. We view it as a very well-run, tightly managed operation with a very good track record. It is a very different business model from Union Mortgage. Union Mortgage, I would respectfully say, made a little bit of money when times are good and lost a lot of money when times are bad, and that's why we're not on that business anymore. Access mortgage is a different story. It's well run. It's got a great track record. We have a lot of confidence in the leadership of that group, and we intend to let it run.

Austin Lincoln Nicholas - Stephens Inc., Research Division - VP and Research Analyst

Understood. That's helpful. And then maybe just looking at the EPS accretion numbers, is there any, I guess, modeled revenue synergies in that number beyond the 30% cost saves? And then, I guess, do those numbers also include kind of any small hit on the interchange side of things from kind of Access being part of a $10 billion bank?

Robert Michael Gorman - Union Bankshares Corporation - Executive VP & CFO

Yes, Austin, this is Rob. Yes, in terms of revenue synergies, we haven't modeled any in, although we do think there are opportunities both on retail, commercial and wealth side. But we did not model any of that here. In terms of the Durbin impact, it's relatively minor from Access' point of view. It's under $200,000 on an after-tax basis, but we did model that in -- or actually, we took it out. But it's relatively immaterial.

John C. Asbury - Union Bankshares Corporation - President, CEO & Director

Rob, one thing I want to underscore, you alluded to it, if you think about the Greater Washington market, which is a market I know very well personally from my own experience, the fact that the Access team will now have a balance sheet 5x the size of what it currently has, the implications of that over time are profound. But to your point, we've modeled absolutely no revenue synergy whatsoever. That doesn't mean we don't believe it exists. It simply means that we didn't want that as a part of the math. The transaction had to make financial sense in the absence of that. But there's a lot of upside. There are lots of things we can do with that we'll talk about later on, particularly as we are positioned to go head-to-head with the largest of financial institutions going after small and midsize businesses. I'm also very excited about what we can do in the retail bank, not just with the Middleburg franchise, but frankly, Union overall. Our new president, Maria Tedesco, who's just joined us, she has a very strong consumer services background. We have a lot of ideas, and we'll talk more in Investor Day about what we can do. But I think you're going to see us bring the power of the Union retail bank to bear here and the broader product set, the digital capabilities, the convenience that we offer. And as a reminder, year-to-date, Union was rated by Forbes Magazine, by Money magazine as the Best Bank in Virginia. That's a retail-centric comment. And there was also a certain consumer magazine, who I'm not allowed to mention, that gave us a similar rating. So we think that we're going to be able to bring a lot to bear in terms of the retail franchise, too.

Unknown speaker:

Great, thanks Austin and operator we’re ready for our next caller please.

Operator

The next question comes from the line of Ms. Catherine Mealor.

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OCTOBER 05, 2018 / 1:00PM, ANCX - Access National Corporation, Union Bankshares Corporation - M&A Call

Catherine Fitzhugh Summerson Mealor - Keefe, Bruyette, & Woods, Inc., Research Division - MD and SVP

So Access has been targeting about a $200 million annual growth rate. So that's about a 10% growth rate. How are you thinking about that rate as you look at your EPS accretion assumption?

Robert Michael Gorman - Union Bankshares Corporation - Executive VP & CFO

Yes, Catherine, Rob again. In terms of -- we think in a fairly conservative approach. The targets that Access has set, about 10% as you know, we have dialed that back slightly in terms of matching that up with the Union franchise growth rate as we've been talking. We are projecting upper single-digit loan growth going forward. So we basically have modeled that assumption throughout the combined organization as well. Knowing that, perhaps, that is a conservative assumption and that we think there's upside to that. But we thought from a modeling perspective, we should not count on a double-digit loan growth. Although we certainly think it's possible, as John alluded to earlier.

John C. Asbury - Union Bankshares Corporation - President, CEO & Director

Yes, exactly right. The financial logic is solid and works well with high single-digit growth rates. So we think that's an appropriate assumption, and that increases the likelihood that we have more upside versus downside. But let's face it, Union is not designed to be one of these hyper-growth strategies. We're not a go-go bank. And so if we can continue to run this bank in a sound, profitable and growing manner, the math works if we can execute with high single-digit loan growth. And if we can do more than that, that's great, but we don't have to in order to achieve the financial logic.

Catherine Fitzhugh Summerson Mealor - Keefe, Bruyette, & Woods, Inc., Research Division - MD and SVP

And Rob is there any accretable yield in your EPS accretion assumptions or in the tangible book back -- earn-back assumptions?

Robert Michael Gorman - Union Bankshares Corporation - Executive VP & CFO

Yes. So we did assume that from the credit mark and from the rate mark, we would -- from an accretion point of view, we'd earn about 80% of that number over a 7-year period. So that is included in the modeling.

Catherine Fitzhugh Summerson Mealor - Keefe, Bruyette, & Woods, Inc., Research Division - MD and SVP

Okay. Is it 80% of the...

Robert Michael Gorman - Union Bankshares Corporation - Executive VP & CFO

Call it the $24 million there.

Catherine Fitzhugh Summerson Mealor - Keefe, Bruyette, & Woods, Inc., Research Division - MD and SVP

Got it. And that $24 million is credit and rate or just credit?

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OCTOBER 05, 2018 / 1:00PM, ANCX - Access National Corporation, Union Bankshares Corporation - M&A Call

Robert Michael Gorman - Union Bankshares Corporation - Executive VP & CFO

Well, it -- there's 2 components. In terms of the incremental mark versus what they had marked for Middleburg, it's about $24.5 million. That includes a rate mark. And then there's another $4 million or $5 million in the Middleburg -- or in the Access accretion numbers. So in total, our mark was about $36 million including that, of which the rate mark was about $12 million and the credit mark, again on a combined basis, was the $24.5 million. Thinking about it, there's $36 million in the combined organization, but $12 million came -- is already embedded in the Access run rate.

Catherine Fitzhugh Summerson Mealor - Keefe, Bruyette, & Woods, Inc., Research Division - MD and SVP

Got it, ok that makes sense. Ok helpful, thank you so much!

Unknown:

Thanks Catherine, and operator we’re ready for our next caller please.

Operator

The next question comes from the line of Mr. William Wallace. Your line is now open.

William Jefferson Wallace - Raymond James & Associates, Inc., Research Division - Research Analyst

Good morning. Thanks for taking my call. Most of my questions have been answered. I wanted to maybe just a quick follow on to what Catherine was just asking. The $12 million, that's the total rate mark, that's not the Middleburg portion?

Robert Michael Gorman - Union Bankshares Corporation - Executive VP & CFO

Right. There's about $8 million of incremental rate mark from this transaction, another $4 million in the Middleburg number that we're accreting.

William Jefferson Wallace - Raymond James & Associates, Inc., Research Division - Research Analyst

Okay. And then I think you said conversion anticipated in the second quarter. Do you have a month yet?

Robert Michael Gorman - Union Bankshares Corporation - Executive VP & CFO

Yes, we're looking at May. Actually, it's very similar to what we did on the Xenith transaction.

John C. Asbury - Union Bankshares Corporation - President, CEO & Director

About a year after the conversion of Xenith, mid-May is the currently slated date.

William Jefferson Wallace - Raymond James & Associates, Inc., Research Division - Research Analyst

Okay, okay. And then I wanted to just circle back to your commentary around mortgage. I believe your statement, John, was that you intend to let it run. Does that anticipate any opportunity to expand their business into other markets across Virginia?

John C. Asbury - Union Bankshares Corporation - President, CEO & Director

I would say that all of that is to be determined.

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OCTOBER 05, 2018 / 1:00PM, ANCX - Access National Corporation, Union Bankshares Corporation - M&A Call

William Jefferson Wallace - Raymond James & Associates, Inc., Research Division - Research Analyst

Okay.

Robert Michael Gorman - Union Bankshares Corporation - Executive VP & CFO

Yes. So Wally, the quick answer to that is we're not modeling that. But we do -- as you know, we did close down our mortgage company and had an agreement with the Federal Savings Bank. So there is some work we've got to look at in terms of that agreement regarding expansion in Virginia.

John C. Asbury - Union Bankshares Corporation - President, CEO & Director

Correct. So we'll figure this out as we move forward.

William Jefferson Wallace - Raymond James & Associates, Inc., Research Division - Research Analyst

Okay, that was one follow-up question, is whether or not there's any sort of non-compete that you guys had and how that might impact the business that's already in Northern Virginia and other parts of Virginia with Access.

Robert Michael Gorman - Union Bankshares Corporation - Executive VP & CFO

Yes, that's not an issue. In terms of the agreement with the Federal Savings Bank, we carved out that if we acquired a bank that had a mortgage operation, they could continue to run business as usual. So it's not an issue for this.

William Jefferson Wallace - Raymond James & Associates, Inc., Research Division - Research Analyst

Ok, honestly all of my other questions have been asked so that’s really all I have.

Unknown:

Thanks Wally. Operator we’re ready for our next question.

Operator

The next question comes from the line of Mr. Joe Gladue. Your line is now open.

Joseph Gladue - Merion Capital Group LLC, Research Division - Director of Research

Yes, I just wanted to ask if you could maybe give us a little color on your approach to retaining some of the important producers from Access and employees there.

John C. Asbury - Union Bankshares Corporation - President, CEO & Director

Joe, I wouldn't care to comment on that specifically other than to say, in general terms, that we certainly had an excellent track record as it related to Xenith. I think the single most important thing is to demonstrate to the team why Union is a great place to work and provides a great future for them, and I think that we've got a good story to tell, and that's about all I want to say.

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OCTOBER 05, 2018 / 1:00PM, ANCX - Access National Corporation, Union Bankshares Corporation - M&A Call

Joseph Gladue - Merion Capital Group LLC, Research Division - Director of Research

Ok. Thank you that’s all I had.Unknown:

Alright, thank you. Thanks Joe. Operator we’re ready for our next caller please.

Operator

The next question comes from the line of Ms. Laurie Hunsicker.

Laurie Katherine Havener Hunsicker - Compass Point Research & Trading, LLC, Research Division - MD & Research Analyst

Yes, hi. Good morning. I just wondered if we can go back here, I want to make sure I heard this correct. The interest rate marks all in are $12 million. Is that correct?

Robert Michael Gorman - Union Bankshares Corporation - Executive VP & CFO

Well, there's 2 components. One is the incremental rate mark is $8 million for this transaction. As you know, Access and Middleburg combined about a year -- well, early 2017. And there's still a mark -- a rate mark related to that, which total rate mark in the combined organization will be $12 million, but the incremental component is $8 million.

Laurie Katherine Havener Hunsicker - Compass Point Research & Trading, LLC, Research Division - MD & Research Analyst

The incremental component is $8 million, okay. And so -- and then when we're looking at your net other pretax rate of $6 million, what's in that? Is that branches and MSR, and things like that?

Robert Michael Gorman - Union Bankshares Corporation - Executive VP & CFO

Yes. It's mostly related to a write-up of the headquarter office. We -- basically, from a book value perspective, we looked at that and took a view of what the market price is based on the Reston headquarters of Access, and we wrote that up about $5 million. So that's bulk of that.

Laurie Katherine Havener Hunsicker - Compass Point Research & Trading, LLC, Research Division - MD & Research Analyst

Okay. And then just going back to the interest rate mark here. So when I'm thinking about that, the interest rate mark is not included in these numbers?

Robert Michael Gorman - Union Bankshares Corporation - Executive VP & CFO

Well, the interest rate mark, yes, we did not point out the interest rate mark here. That's correct. So if you look at in total, again with the Middleburg marks, it's about $36 million total, the loan marks.

Laurie Katherine Havener Hunsicker - Compass Point Research & Trading, LLC, Research Division - MD & Research Analyst

It's $36 million total, okay. So then when I'm adding that in, I mean, I'm upwards of 6.5% dilution. Am I thinking about that the right way? In other words, I've got your -- or maybe let me ask this another way. What is your pro forma intangibles and goodwill?

Robert Michael Gorman - Union Bankshares Corporation - Executive VP & CFO

About $365 million, that includes the CDI of $45 million and goodwill of about $320 million.

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OCTOBER 05, 2018 / 1:00PM, ANCX - Access National Corporation, Union Bankshares Corporation - M&A Call

Laurie Katherine Havener Hunsicker - Compass Point Research & Trading, LLC, Research Division - MD & Research Analyst

Right. But including the rate mark, so including everything. So adjusting for the reserves, the write-ups, the credit mark, everything, including the interest rate, do you have...

Robert Michael Gorman - Union Bankshares Corporation - Executive VP & CFO

Yes, it doesn't include that.

Laurie Katherine Havener Hunsicker - Compass Point Research & Trading, LLC, Research Division - MD & Research Analyst

It doesn't include, okay. Okay, so if I'm at 1.18, does that sound like a right number to you? Or do you not have that? Or should I follow-up with you separately?

Robert Michael Gorman - Union Bankshares Corporation - Executive VP & CFO

So let's go off-line on that, Laurie, and take it (inaudible).

Laurie Katherine Havener Hunsicker - Compass Point Research & Trading, LLC, Research Division - MD & Research Analyst

Perfect. Okay. And then just in terms of the income statement, can you just help us think dollar-wise about the accretion income impact and net interest income? I know for 2019, and I love how you guys lay out the schedule, you had initially suggested it would be about $10 million. How should we be thinking about that once we layer in Access?

Robert Michael Gorman - Union Bankshares Corporation - Executive VP & CFO

Yes. Think about -- for 2019, it's about $6 million of accretion income, and that will decline to about $5 million in 2020, et cetera, as you go out. That's the incremental component.

Laurie Katherine Havener Hunsicker - Compass Point Research & Trading, LLC, Research Division - MD & Research Analyst

Perfect. Ok, great that’s all I had.

Unknown:

Operator we’re ready for our last caller please.

Operator

The last question comes from the line of Mr. Blair Brantley.

Blair Craig Brantley - Brean Capital, LLC, Research Division - SVP and Senior Equity Research Analyst

Just a couple kind of ancillary questions here. Can you give any background on this deal? Was it a shot deal? Was it negotiated? Any color you've got in there.

John C. Asbury - Union Bankshares Corporation - President, CEO & Director

This was a negotiated deal, and we have known this leadership team for a long time. There's -- Mike Clarke can comment on this, his perspective. Mike told me, of course he's known Union his entire career. I've been here 2 years. But Mike and his leadership team is a team that I've had various opportunities to come to know virtually since my arrival. Rob knew them well not long before I was here. I think we -- as we saw with Xenith, we had a shared vision with this leadership team. It's interesting. I love to point out, Mike Clarke and I are both bankers today because of our jobs at United Virginia Bank. And if you remember that, that became Crestar; and that became, today, SunTrust. And so I'm a banker today because of my summer job there. So we have a lot in common. And I think just a shared vision of coming together to recreate something that was lost 20 years ago was very important. And this was a compelling combination. But it was a negotiated deal. Union is not interested in auctions. Union is only interested in negotiated deals with people that we know and respect, like this leadership team, and a franchise that makes strategically good sense, and nothing made better sense than Access. Mike, you might want to share your perspective.

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OCTOBER 05, 2018 / 1:00PM, ANCX - Access National Corporation, Union Bankshares Corporation - M&A Call

Michael W. Clarke - Access National Corporation - President, CEO & Director

By all means, John. From my perspective and the inside shareholders of Access National, we view this very much as an investment, hence, the deal structure and all-stock deal with no price protection. The new Union, John and his leadership have done a fabulous job of executing on the plan to migrate the bank towards being Virginia's regional bank. If you were to look at our strategic plan, when we grew up, that's what we wanted to be. And this is a great way to accelerate the investment opportunity for our shareholders.

Blair Craig Brantley - Brean Capital, LLC, Research Division - SVP and Senior Equity Research Analyst

Ok, great, thanks. And then on the wealth management perspective, obviously, Middleburg's got a great brand and a lot of assets under management, how does that impact your view on additional acquisitions on the RIA side?

John C. Asbury - Union Bankshares Corporation - President, CEO & Director

Well, I think we'll be plenty busy we're making sure that we, as seamlessly as possible, combine these 2 organizations. And I would reiterate the demonstration of our respect is that -- of that organization is that we've chosen to rebrand under Middleburg Trust, Middleburg Wealth. So I think we'll be plenty busy in the short term, and that's where our focus will be, make certain that this combination is done optimally.

Robert Michael Gorman - Union Bankshares Corporation - Executive VP & CFO

So Blair, I would add it really doesn't change our strategy regarding acquiring RIAs in the future.

Blair Craig Brantley - Brean Capital, LLC, Research Division - SVP and Senior Equity Research Analyst

Okay. And then finally, just a real quick question. David Sokol, looks like he'll be like a top 10 shareholder. Anything to comment there?

Robert Michael Gorman - Union Bankshares Corporation - Executive VP & CFO

Well, yes, that's right. He's about a 13% shareholder in Access now. With the deal -- once the deal closed, he'll be about 2.5%, 2% to 2.5% shareholder, so less than 5% in the combined organization.

John C. Asbury - Union Bankshares Corporation - President, CEO & Director

Great. Anything else, Blair? Okay. Well, I think we lost Blair there. So apologies for that.

Thank you, everybody, for your time today. And I look forward to talking with more of our investors at our Investor Day. Again, if you have any interest in that, please let me know directly or one of our covering analysts will be happy to accommodate you. Thanks again, and have a good day, everybody.

Operator

Thanks to all our participants for joining us today. We hope you found this webcast presentation informative. This concludes our webcast. You may now disconnect. Have a good day.

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OCTOBER 05, 2018 / 1:00PM, ANCX - Access National Corporation, Union Bankshares Corporation - M&A Call

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